Exhibit 99.1

Westport Announces New Product Enhancements on its Flagship HD15L LNG Engine for Class 8 Trucking

VANCOUVER, May 16, 2012 /CNW/ - Westport Innovations Inc. (TSX:WPT / NASDAQ:WPRT), the global leader in natural gas engines today announced a broad range of product enhancements to meet customer needs in its best-in-class solution for natural gas Class 8 trucks:

• Higher Horsepower and Torque -The Westport HD 15L will now be available in North America with up to 550 horsepower and 1850 lb-ft of torque, targeted for heavy haul vocations with the most demanding performance requirements.  This power/torque option for North America now matches what has been available in Australia for over three years and over 10 million kilometers of rugged service. We expect availability of this enhancement in early 2013.

• Eaton Ultrashift Plus AMT - Automated manual transmission is now available in all Kenworth and Peterbilt configurations in North America for fleets that desire additional driver options.

• Heavy Front End - Available on Peterbilt Motors' 367 SB, Westport HD now offers 16,000 lb front axles as demanded by a number of vocational applications.

• Emissions Aftertreatment Improvements - The Westport HD 15L will feature an optimized emissions equipment system, tailored specifically to the lower emissions profile of natural gas to reduce cost and weight and improve operation and reduce user intervention.  Availability of these enhancements will commence during 2013.

"These product enhancements are in direct response to requests from customers that operate their trucks in the most demanding of applications, and further validate that Westport's HD15L natural gas engine offers diesel-like performance in any environment," said Clark Quintin, President of Westport HD. "We are building on our established leadership in technology development to deliver improved horsepower, torque, and fuel efficiency using low-cost natural gas, and are ideally situated to respond to the demands of the marketplace."

With Westport HD15L-powered trucks in operation across 14 US states, four Canadian provinces, and Australia, Westport natural gas engines have towed full truck-loads for more than 10 years and 40 million miles, and collectively have saved customers millions of dollars in fuel costs.

"Westport is delivering on customer need by providing the most extensive natural gas offerings in the heavy duty transportation market today," said Bill Kozek Vice President PACCAR / General Manager Peterbilt Motors Company. "Peterbilt applauds Westport's commitment to ongoing development and improvements in natural gas engine technology, by providing the highest horsepower and torque rate available."

"We are proud to have worked with Westport since 2008 in delivering our industry-leading Kenworth T800 chassis with Westport HD15L LNG power," said Gary Moore, Vice President PACCAR / General Manager Kenworth Truck Company. "The T800 has been a very successful platform for customers seeking to reduce emissions and save money while operating on natural gas with Westport HD's high performance 15L product. These enhancements will further expand the target customers looking for diesel performance on LNG."

The Westport HD15L LNG engine is available today across the industry's broadest range of Class 8 tractors, and features proven on road performance and fuel economy using lower-cost, clean, and domestically sourced natural gas. Westport HD15L product can be ordered in multiple configurations in Kenworth Truck Company's T800 and Peterbilt Motors' 386 (SmartWay included), 367, 367SB and 388 in North America, and Kenworth T409SAR, T659, and K200 in Australia.

About Westport Innovations Inc.
Westport Innovations Inc. is a leading global supplier of proprietary solutions that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen, and renewable natural gas (RNG) fuels such as landfill gas and helps reduce greenhouse gas emissions (GHG). Westport technology offers advanced LNG fueling systems with direct injection natural gas engine technology for heavy-duty vehicles such as highway trucks and off-road applications such as mining and rail.  Westport's joint venture with Cummins Inc., Cummins Westport Inc. designs, engineers and markets spark-ignited natural gas engines for North American transportation applications such as trucks and buses.  Westport LD division is one of the global leaders for natural gas and liquefied petroleum gas (LPG) fuel in passenger cars, light-duty trucks and industrial applications such as forklifts. To learn more about our business, visit our website or subscribe to our RSS feed at www.westport.com, or follow us on Twitter @WestportDotCom.

Forward- looking Information Disclaimer

Note:  This document contains forward-looking statements.  Forward-looking information is typically identified by words such as "anticipate", "estimate", "expect", "forecast", "may", "will", "could", "plan", "intend", "should", "believe", "outlook", "project", "potential", "target" and similar words suggesting future events or future performance.  In particular, this press release contains forward-looking information which includes statements regarding the timing for availability of the described enhancements, demand for our products, the future success of our business and technology strategies,  intentions of partners and potential customers, the performance and competitiveness of our products and expansion of product coverage, future market opportunities,. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks and assumptions include risks and assumptions related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates, the availability and price of natural gas,  global government stimulus packages, the acceptance of and shift to natural gas vehicles in fleet markets, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles,  the development of competing technologies as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward- looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or Twitter account referenced in this press release are not incorporated by reference herein.

%CIK: 0001370416

For further information:

Inquiries:
Darren Seed
Vice President, Investor Relations & Communications
Westport Innovations Inc.
Phone: 604-718-2046
Email: invest@westport.com

CO: Westport Innovations Inc.

CNW 08:00e 16-MAY-12